[LETTERHEAD OF K&L GATES LLP]
Michael J. Denny
Telephone 704/331-7488
Facsimile 704/353-3188
mike.denny@klgates.com
September 23, 2010
VIA EDGAR AND FEDERAL EXPRESS
H. Roger Schwall
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re:	Lance, Inc. Registration Statement on Form S-4 Filed August 13, 2010 File No. 333-168849
Dear Mr. Schwall:
          On behalf of our client Lance, Inc. (“Lance”), this letter is in response to the comments of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission in your letter addressed to Rick D. Puckett, dated September 9, 2010, with respect to the Registration Statement on Form S-4 filed on August 13, 2010 (the “Registration Statement”) related to the proposed business combination of Lance and Snyder’s of Hanover, Inc. (“Snyder’s”).
          Simultaneously with the filing of this letter, Lance is filing Amendment No. 1 to the Registration Statement (“Amendment No. 1”). For your convenience, we have enclosed herein five marked copies of Amendment No. 1, which are marked to show changes made to the original Registration Statement, as well as five unmarked copies of Amendment No. 1.
          We have included the Staff’s comments below in bold text with Lance’s corresponding responses to such comments. Please note that all page numbers in the responses are references to the page numbers of Amendment No. 1, unless otherwise noted.
General
1.	Please file all required exhibits with your next amendment.

Response:

Lance has filed all required exhibits in response to the Staff’s comment.
Background of the Merger, page 33
2.	Please expand the description of each event to include material information relevant to the decisions described or actions taken. For example:

H. Roger Schwall
United States Securities and Exchange Commission
September 23, 2010

•	summarize the content and conclusions of any discussions between December 16, 2009 and March 1, 2010 related to the contemplated merger transaction. If no such discussions occurred during this period of time, please so state. In that regard, it is not clear from your disclosure how the discussions between Messrs. Lee and Singer evolved into a discussion of a potential business combination on March 1, 2010.

•	expand your disclosure regarding the March 1, 2010 meeting between Messrs. Lee and Singer to describe the discussions regarding the “future roles of certain directors and officers in connection with any potential transaction.”

•	expand your discussion of the proposed terms of the transaction that you reference in connection with the draft letter of intent transmitted by Lance on May 25, 2010, and the proposed terms that you reference in connection with the discussions or meetings held on May 27, June 9, June 10, and July 14, 2010. In that regard, please clarify how the parties ultimately determined the consideration to be issued to Snyder’s shareholders, the amount of the special dividend, and the amount of the termination fee.

•	expand your discussion of the “business case and expected synergies” discussed at the May 4, 2010 meeting of the Lance board of directors.

•	describe the “views regarding the merger negotiations” expressed by the members of the board during the July 20, 2010 meetings.
Response:
          In response to the Staff’s comment, the “Background of the Merger” section has been revised to provide certain enhanced disclosures where appropriate. Please see pages 33 to 41 of Amendment No. 1.
3.	We note your disclosure on page 34 that Lance and Snyder’s jointly engaged Wells Fargo Securities to assist with the proposed transaction. Please provide additional disclosure regarding the nature of the services provided by Wells Fargo Securities in connection with the proposed acquisition.

Response:

The disclosure on page 34 has been revised in response to the Staff’s comment.

4.	Please expand your description at page 37 of the “potential opportunities related to the proposed merger transaction and the potential for alternative transactions that might be available to Lance” discussed at the July 1, 2010 meeting. If other alternatives or opportunities were considered, please describe each such alternative or opportunity and the reasons for rejection.

Response:

The disclosure on page 38 has been revised in response to the Staff’s comment.

H. Roger Schwall
United States Securities and Exchange Commission
September 23, 2010

Financial Analyses, page 48
5.	Please disclose how BofA Merrill Lynch chose the selected publicly traded companies and the selected transactions for its selected publicly traded companies analysis and its selected precedent transactions analysis. With a view toward disclosure, please advise us whether any comparable companies or transactions were excluded from the analysis.

Response:
          In response to the Staff’s comment, disclosure has been added on pages 50, 52 and 53. BofA Merrill Lynch has advised Lance that BofA Merrill Lynch did not exclude from its analysis any companies or transactions that otherwise met BofA Merrill Lynch’s criteria for inclusion in the analysis.
6.	We note that the description in the registration statement regarding the material relationships between BofA Merrill Lynch and Lance does not provide a narrative and quantitative description of the fees paid or to be paid to BofA Merrill Lynch and its affiliates by Lance. Please revise your registration statement to provide such disclosure.

Response:
          We respectfully note the Staff’s comment, and we refer the Staff to the third full paragraph on page 55 of the joint proxy statement/prospectus, which includes a quantitative description of the fee to be paid to BofA Merrill Lynch in connection with the delivery of its fairness opinion. In addition, the disclosure on page 55 has been revised in response to the Staff’s comment.
Interests of Lance Directors and Executive Officers in the Merger, page 58
7.	We note your disclosure regarding the interests of the Lance board members in connection with the merger, including with respect to the special dividend. With a view toward disclosure, please tell us whether you gave any consideration to appointing an independent party in connection with the Lance board’s recommendation to its shareholders to approve the issuance of Lance common stock in the merger.

Response:
          In the interest of full disclosure to its stockholders, Lance disclosed in detail the interests of its board members in connection with the merger, including their financial interests with respect to the accelerated vesting of restricted stock on page 62 and the payment of the special dividend on page 64. Lance did not consider the interests of any of its directors with respect to the accelerated vesting of restricted stock to be material to the individual directors. With respect to the directors’ interests arising from the special dividend, Lance believes the directors’ individual interests are aligned with the interests of Lance’s stockholders as all stockholders receive the same special dividend. Additionally, of the nine current members of the board of directors of Lance, eight have been determined to be “independent” in accordance with the Listing Rules of Nasdaq. For these reasons, Lance did not consider the appointment of an independent party in connection with the board’s recommendation to Lance’s stockholders.

H. Roger Schwall
United States Securities and Exchange Commission
September 23, 2010

Litigation Related to the Merger, page 74
8.	Please provide us with a copy of the “Ward petition.”

Response:
          Pursuant to the Staff’s request, copies of the referenced complaint and other complaint described on page 72 of Amendment No. 1 are being provided to the Staff via Federal Express along with a copy of this letter.
Unaudited Pro Forma Condensed Combined Financial Statements, page 173
9.	We note that in presenting your pro forma statement of income for the six months ended June 26, 2010 you summed Snyder’s statements of income for the 12-week quarter ended March 28, 2010 and the 12-week quarter ended June 20, 2010 to reflect a comparable 26-week period.

Please amend your filing to include a schedule showing the summation of this quarterly financial information. In addition, please disclose the revenues and income of Snyder’s 12-week quarter ended March 28, 2010, as well as the nature and extent of any unusual activity reflected in your pro forma statements of income for the year ended December 26, 2009 and the six months ended June 26, 2010 to comply with Rule 11-02(c)(3) of Regulation S-X.

Response:

The disclosure in Note (2) beginning on page 179 has been revised in response to the Staff’s comments.
10.	Please provide an analysis to support your identification of Lance Inc. as the accounting acquirer. Please be sure to explain your view on each factor identified in FASB ASC 805-10-55-12 and 13.

Response:
          The determination of who is the accounting acquirer rests within the concept of control. ASC Topic 805 provides that the guidance in ASC 810 for determining the existence of a “controlling financial interest” shall be used to identify the acquirer in a business combination. ASC Topic 810 states that the usual condition for a “controlling financial interest” is ownership of a majority voting interest, and, therefore, as a general rule, ownership by one reporting entity, directly or indirectly, of more than 50% of the outstanding voting shares of another entity is a condition pointing toward consolidation. Although the holders of Snyder’s common stock will receive shares of Lance common stock that represent slightly more than 50% of the equity interests of the combined entity, Lance does not believe that this post-closing ownership stake by Snyder’s shareholders is a presumptive condition in determining the accounting acquirer because (1) the ownership split among all holders of Snyder’s common stock and all holders of Lance common stock will be almost identical and (2) various other factors (as described below) indicate that the power to control the combined entity lies with Lance. Under these circumstances (i.e., a “merger of equals” where the post-transaction ownership interests do not clearly indicate the accounting acquirer), ASC Topic 805 outlines a non-exclusive list of factors that should be considered in addition to the guidance for determining the existence of a controlling financial interest. ASC 805 does not provide a hierarchy as to how the factors should be weighted, implying that no one factor is more important than another. A summary of each of the factors and Lance’s analysis of each factor follows:

H. Roger Schwall
United States Securities and Exchange Commission
September 23, 2010

A.	Relative voting rights in the combined entity after the business combination;
          After the merger, Snyder’s shareholders will own approximately 50.1% of the outstanding voting shares of the combined entity. Including the impact of dilutive options, it is anticipated that Snyder’s shareholders will own approximately 51.8% of the combined entity. In connection with the merger, certain principal shareholders of Snyder’s—Michael A. Warehime and, his spouse, Patricia A. Warhime (together, the “Warehimes”)—have entered into a standstill agreement, which will prohibit them from voting their shares in the combined entity in a manner contrary to maintaining specified aspects of the agreed upon governance structure of the combined entity through the 2012. In light of the standstill agreement and because the respective post-merger ownership interests of Lance stockholders and Snyder’s shareholders will be nearly identical, Lance does not believe that the relative voting rights of the combined entity should be weighed in favor of either company being deemed the acquirer for accounting purposes.
B.	The existence of a large minority voting interest in the combined entity if no other owner or organized group of owners has a significant voting interest;
          After the merger, the Warehimes will control in the aggregate approximately 18.4% of the voting interests of the combined entity. The Warehimes’ aggregate voting interest is expected to be the largest minority voting interest in the combined entity. In connection with the merger, however, the Warehimes entered into the standstill agreement (as described above), which prohibits them from taking actions or voting their shares in a manner contrary to maintaining specified aspects of the agreed upon governance structure of the combined entity through 2012, including actions contrary to the re-election of Lance directors who are eligible for re-election in 2011 and 2012. In light of the standstill agreement and the fact that the Warehime’s ownership stake will be significantly below a majority interest in the combined entity, Lance does not believe the Warehime’s minority voting interest should be viewed as a large minority voting interest that should be weighed heavily in favor of Snyder’s being the acquirer for accounting purposes. Moreover, Lance believes the other factors considered by it, as discussed below, outweigh the minority interest factor in the overall analysis.
C.	The composition of the governing body of the combined entity;
          The composition of the board of directors of the combined entity will consist of eight members from the Lance board of directors and seven members from the Snyder’s board of directors and one additional director to be identified by Snyder’s subject to approval by the board of directors and the governance and nominating committee of the combined entity. At the time of approving the additional director to be identified by Sndyer’s, the board of the combined entity will consist of the eight Lance directors and seven Snyder’s directors, and the governance and nominating committee will consist of five current Lance directors and three current Snyder’s directors.
          The prior Chairman of the Board of Snyder’s will hold the position of Chairman of the Board of the combined entity and the prior Chairman of the Board of Lance will serve as the Lead Independent Director of the combined entity. Subject to completion of the merger, the corporate governance principles of the combined company have been amended to provide significant responsibilities to the Lead Independent Director as described on page 77 of Amendment No. 1.
          Given that the majority of the prior board of directors of Snyder’s will not be independent directors as defined by the Listing Rules of Nasdaq, the audit committee, compensation committee and governance and nominating committee of the board of directors of the combined entity will each be chaired by a Lance director. Of the six members of the executive committee of the combined entity’s board of directors, four members will be Lance

H. Roger Schwall
United States Securities and Exchange Commission
September 23, 2010

directors, one member will be a Snyder’s director and one member will be selected by the Snyder’s board of directors, subject to approval by the board of directors of the combined entity and its governance and nominating committee. In addition, each of the key independent committees of the combined entity’s board of directors will be comprised of a significant majority of current Lance directors. The audit committee will be comprised of five Lance directors and one Snyder’s director; the compensation committee will be comprised of four Lance directors and two Snyder’s directors; and the governance and nominating committee will be comprised of five Lance directors and three Snyder’s directors.
          Based on the composition of the combined entity’s board of directors and its committees and the roles of their respective members, the control of the combined entity’s board of directors is more heavily weighted in favor of Lance. In addition, the standstill agreement prohibits the Warehimes’ from taking actions contrary to the re-election of the Lance directors who are eligible for re-election in 2011 and 2012. Accordingly, Lance believes the composition of the governing body should be weighed in favor of Lance being the acquirer for accounting purposes.
D.	The composition of the senior management of the combined entity;
          The President and Chief Executive Officer of Lance will serve as the Chief Executive Officer of the combined entity and will lead the senior management team of the combined entity. The current Executive Vice President, Chief Financial Officer, Treasurer and Secretary of Lance will retain his positions with the combined entity and report to the Chief Executive Officer. The President and Chief Executive Officer of Snyder’s will also report to the Chief Executive Officer of the combined entity in the newly established position of President and Chief Operating Officer of the combined entity. Based on the agreed upon composition of senior management, the combined entity will be managed predominantly by the prior management of Lance. As such, Lance believes the senior management of the combined entity should be weighed in favor of Lance being the acquirer for accounting purposes.
E.	The terms of the exchange of equity interests;
          The companies view the proposed transaction as a “merger of equals,” and, as such, the transaction was not structured to result in the payment of a control premium to the shareholders of either company. As a result, the companies do not believe the terms of the exchange of equity interest should be weighted in favor of either party being deemed the acquirer for accounting purposes.
F.	The relative size of the combining entities; and
          ASC Topic 805 notes that the acquirer in a business combination is usually the combining entity whose relative size is significantly larger than the other combining entity.
          Below is summarized balance sheet and statement of income data for both companies (in millions):
Summary Balance Sheet Data

	As of the Most Recently
	Completed Year-End
	Lance	Snyder’s
Total Assets	$536.3	$383.2
Total Liabilities	$261.6	$184.2
Total Stockholders’ Equity (before noncontrolling interests)	$274.7	$198.1

H. Roger Schwall
United States Securities and Exchange Commission
September 23, 2010

Summary Statement of Income Data

	For the Most Recently
	Completed Fiscal Year
	Lance	Snyder’s
Net Revenue	$918.2	$677.7
Net Income (before noncontrolling interests)	$35.8	$26.2
Lance is significantly larger than Snyder’s:
•	Lance’s revenues are more than one-third greater,

•	Lance’s total assets are approximately 40% greater, and

•	In recent history, Lance had significantly higher cash flows from operations.
          Consequently, the parties believe the relevant size of the combining companies significantly favors Lance as being the acquirer for accounting purposes.
G.	Issuance of equity interests and initiator of the transaction.
          The acquirer is usually the company that initiates the business combination transaction and issues the new equity interests. Lance will issue its equity interests to Snyder’s existing shareholders in the merger; therefore, Lance believes this factor weighs in favor of Lance being the acquirer for accounting purposes. There was no clear initiator of the merger, so the companies do not believe this factor should be weighed in favor of either company being deemed the acquirer for accounting purposes.
H.	Other pertinent facts and circumstances.
          In addition to the factors described above, ASC 805-10-55-12 provides that other pertinent facts and circumstances shall be considered in identifying the accounting acquirer in a business combination effected primarily by exchanging equity interests. Additional facts and circumstances considered by the companies were as follows:
i.	The name of the combined entity will be Snyder’s-Lance, Inc.
          Because the name of the combined entity will be a combination of the current names of Lance and Snyder’s, Lance does not believe this factor should be weighed in favor of either party being the acquirer for accounting purposes.
ii.	Snyder’s will be a wholly-owned subsidiary of Lance.
          After the merger, Snyder’s will be a wholly-owned subsidiary of Lance. Accordingly, Lance will own 100% of the equity interests of Snyder’s and will be the legal acquirer in the merger. The companies believe this factor weighs in favor of Lance being the acquirer for accounting purposes.
iii.	Lance’s Nasdaq ticker symbol (LNCE) will be maintained as the ticker symbol of the combined entity.

H. Roger Schwall
United States Securities and Exchange Commission
September 23, 2010

          The companies believe that maintaining Lance’s ticker symbol for the combined entity weighs in favor of Lance being the acquirer for accounting purposes.
iv.	The corporate headquarters of the combined entity will be in Charlotte, North Carolina.
          The corporate headquarters of the combined entity will reside in the Lance corporate headquarters in Charlotte, North Carolina. The companies believe this factor weighs in favor of Lance being the acquirer for accounting purposes.
          Based on the above analyses of the factors enumerated in ASC Topic 805 and other pertinent factors, Lance and Snyder’s believe that Lance is the acquirer for accounting purposes. While the companies considered the largest minority voting interest in the combined company subsequent to the transaction, the companies believe that the other factors considered, as described above, provide greater indication that Lance is the acquirer for accounting purposes. Lance will not only have significant representation and control on the board of directors, but will also have a more significant role in the senior management of the combined entity, which will provide Lance’s senior managers significant influence over the decision making and strategic direction of the combined entity. Additionally, (1) Lance will issue the equity interests in the transaction, (2) Lance is significantly larger than Snyder’s, (3) Snyder’s will be a wholly-owned subsidiary of Lance, (4) Lance’s ticker symbol will be maintained by the combined entity, and (5) the corporate headquarters of the combined entity will remain in Charlotte, North Carolina.
11.	We note that you anticipate utilizing proceeds from borrowings under a newly created credit facility to fund expenses related to the merger, and that your pro forma financial statements reflect this additional liability and the related interest expense. Please expand your disclosure to explain how you concluded that these adjustments were factually supportable and compliant with Rule 11-02(b)(6) of Regulation S-X; and explain to us why you have not disclosed elsewhere in the document details or the terms of this credit facility.

Response:
          The disclosure on page 179 has been revised in response to the Staff’s comment. The disclosures on pages 23, 67, 80 and 179 have also been revised to provide additional information about funding expenses related to the merger. Lance entered into a financing commitment letter for the new credit facility on September 16, 2010; therefore, at the time of filing the initial registration statement on August 13, 2010, the expected terms of the credit facility were unknown.
12.	Please expand your disclosure at Note (G) to state the interest rate that you have used to compute the additional interest expense you estimate will be incurred for this additional financing. We expect this would be either the current interest rate or the interest rate for which you have a commitment. If the actual interest rate can vary, please disclose the effect on income of a 1/8 percent variance.

Response:

The disclosure in Item (G) on page 186 has been expanded in response to the Staff’s comment. At the time of filing the initial registration statement on August 13, 2010, the expected terms of the credit facility were unknown and reflected the actual interest rate on Snyder’s existing private placement debt. Lance subsequently entered into a financing commitment letter for the new credit facility on September 16, 2010, resulting in an update to the disclosure to reflect the committed interest rate.
Exhibit 8.1

H. Roger Schwall
United States Securities and Exchange Commission
September 23, 2010

13.	We note your disclosure at page 5 that holders of Lance common stock will not recognize gain or loss as a result of the merger. This appears to be a tax consequence that is material to investors, and that therefore a related tax opinion is required by Item 601(b)(8) of Regulation S-K. Please obtain and file an executed tax opinion that expresses a firm conclusion regarding this tax consequence. In that regard, it is not clear whether the reference in Exhibit 8.1 to the tax consequences to “holders of Lance common stock described in the Registration Statement who receive the Special Dividend” includes the statement at page 95 of the registration statement regarding the tax effects of the merger for Lance stockholders.

Response:
          The opinion of K&L Gates LLP filed as Exhibit 8.1 to the registration has been revised to refer to the discussion of tax consequences contained in the “Summary” section of the registration by including a reference to “Summary—Material U.S. Federal Income Tax Consequences” in the second and fourth paragraphs. This causes the tax opinion to cover the tax consequences referred to on pages 4 and 5 of Amendment No. 1.
          The opinion of K&L Gates LLP has been further revised to provide that “the discussion contained in the Registration Statement under the captions ‘Summary—Material Federal U.S. Income Tax Consequences’ and ‘Material U.S. Federal Income Tax Consequences’ constitutes our opinion as to the material U.S. federal income tax consequences to . . . holders of Lance common stock described in the Registration Statement in connection with the Merger and the payment of the Special Dividend.” This revision clarifies that the tax consequences of both the Special Dividend and the Merger are covered by the tax opinion.
14.	In addition, it is not appropriate for the opinion to assume any legal conclusion underlying the opinion. Please obtain and file a revised opinion that does not assume that the merger qualifies as a reorganization within the meaning of Section 368(a) of the Code.

Response:
          Lance has revised its discussion of the federal income tax consequences of the merger on both page 4 in “Summary—Material U.S. Federal Income Tax Consequences” and on page 95 in “Material U.S. Federal Income Tax Consequences” to eliminate any assumption that the merger qualifies as a reorganization within the meaning of Section 368(a) of the Code. As a result, the revised tax opinion which refers to the discussions contained in these two sections does not contain such an assumption.

H. Roger Schwall
United States Securities and Exchange Commission
September 23, 2010

          Should you have any questions regarding the foregoing, please do not hesitate to call me at (704) 331-7488.
Very truly yours,
/s/ Michael J. Denny
Michael J. Denny
Encls.

cc:	Rick D. Puckett (Lance, Inc.)
Margaret E. Wicklund (Lance, Inc.)
Edward H. Schuth, Esq. (Lance, Inc.)
Michael C. Anderson, Esq. (Snyder’s of Hanover, Inc.)
John J. Kearns, III (Eckert Seamans Cherin & Mellott, LLC)